Exhibit 99.1

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF

THE VALENS COMPANY INC.

TO BE HELD ON

AUGUST 2, 2022

DATED AS OF JULY 5, 2022

NOTICE OF ANNUAL GENERAL MEETING

THE VALENS COMPANY INC.

96 Spadina Avenue, Suite 400

Toronto, Ontario, M5V 2J6, Canada

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of shareholders (the “Shareholders”) of The Valens Company Inc. (“Valens” or the “Company”) will be held on Tuesday, August 2, 2022 at 10:00 a.m. (ET) by way of a live audio webcast at https://web.lumiagm.com/420964900 for the following purposes:

1.	to receive and consider the annual audited consolidated financial statements of the Company for the fiscal year ended November 30, 2021, together with the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration; and

4.	to consider other matters, including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting or any adjournment thereof.

The Meeting will be hosted virtually, by way of a live audio webcast only. Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting only by going to https://web.lumiagm.com/420964900.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting, as follows:

■	Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the username and the password is “valens2022”.

■	Duly appointed proxyholders – Computershare Trust Company of Canada will provide each duly appointed proxyholder with a username after the voting deadline has passed. The password to the meeting is “valens2022”.

Voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders. Non-registered Shareholders who have not appointed themselves as proxyholders may attend the meeting by clicking “I am a guest” and completing the online form. Please refer to the section titled “Participating in the Virtual Meeting” in the accompanying Circular for additional details regarding the virtual Meeting.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice (the “Notice”). Also accompanying this Notice and the Circular is a form of proxy for registered Shareholders or a voting instruction form for non-registered Shareholders. Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only Shareholders of record at the close of business on July 5, 2022 will be entitled to receive notice of and to vote at the Meeting.

Your vote is important regardless of the number of common shares of the Company you own. Registered Shareholders who are unable to attend the Meeting via the live webcast are asked to sign, date and return the enclosed form of proxy relating to the common shares of the Company held by them in the envelope provided for that purpose or vote via telephone or internet (online) in accordance with the instructions set out in the proxy and in the Circular. If you are a non–registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or intermediary. Failure to do so may result in your shares of the Company not being voted at the Meeting.

To be effective, the proxy must be duly completed and signed and then deposited with either the Company or the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department 100 University Ave., 8th Floor, Toronto, ON, M5J 2Y1, or voted via telephone or internet (online) as specified in the proxy form, no later than 5:00 p.m. (ET) on July 28, 2022. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any late proxy.

DATED at Toronto, Ontario this 5th day of July, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Jeff Fallows”

Jeff Fallows

President

TABLE OF CONTENTS

GENERAL INFORMATION RESPECTING THE MEETING		1
Time, Date and Location of Meeting		1
Currency		3
Record Date		3
How to Vote		3
Appointment of Proxyholders		4
Voting by Proxyholder		4
Registered Shareholders		5
Non-Registered Shareholders		5
Revocation of Proxies		7
BUSINESS OF THE MEETING		8
1.	Presentation of Financial Statements	8
2.	Election of Directors	8
3.	Appointment of Auditors	8
4.	Other Business	8
ELECTION OF DIRECTORS		9
Majority Voting Policy		9
Advance Notice By-law		9
Nominees for Election to the Board		10
Cease Trade Orders and Bankruptcies		17
Penalties and Sanctions		17
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR		17
Audit Committee Oversight		17
Reliance on Certain Exemptions and Pre-Approval Policies and Procedures		17
External Auditor Service Fees		17
EXECUTIVE COMPENSATION		18
Compensation Discussion and Analysis		18
Performance Graph		20
Share- and Option-Based Awards		20
Short-Term Incentive Plan		21
Summary Compensation Table		23
Incentive Plan Awards		24
Pension Plan Benefits		25
Termination and Change of Control Benefits		25
DIRECTOR COMPENSATION		27
Discussion of Director Compensation		27
Director Compensation Table		28
Outstanding Awards under the Legacy Stock Option Plan		29
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS		29
STATEMENT OF CORPORATE GOVERNANCE		30
Board of Directors		30
Other Directorships		31
Meeting Attendance of Directors		31
Meetings of Independent Directors		32
Director Term Limits and Other Mechanisms of Board Renewal		32
Mandate of our Board of Directors		32
Orientation and Continuing Education		33
Nomination of Directors		33
Committees of Our Board		33
Diversity		37
Code of Business Ethics and Conduct		38
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		38
MANAGEMENT CONTRACTS		38
INTEREST OF CERTAIN PERSONS OR COMPANIES IN BUSINESS OF MEETING		38
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		39
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES		39
ADDITIONAL INFORMATION		39
APPROVAL		40

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GENERAL INFORMATION RESPECTING THE MEETING

The information contained in this management information circular (the “Circular”) is given as at June 21, 2022, unless otherwise noted.

No person has been authorized to give any information or to make any representation in connection with the matters described herein other than those contained in this Circular and, if given or made, any such representation should be considered not to have been authorized by the Company.

This Circular is furnished in connection with the solicitation of proxies by management of The Valens Company Inc. (“Valens” or the “Company”) for use at the annual general meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) to be held on Tuesday, August 2, 2022 at 10:00 a.m. (ET).

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and the Shareholders are urged to consult their own professional advisers in connection therewith.

The Company will not be using the notice-and-access mechanism under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for distribution of the Notice, the Circular and accompanying meeting materials to the Shareholders.

If you have any questions about any of the information in this Circular, please contact Jeff Fallows, President, at +1 (416) 599-4661, or e-mail AGM@thevalenscompany.com.

Time, Date and Location of Meeting

The Meeting will be held on Tuesday, August 2, 2022 at 10:00 a.m. (ET). The Meeting will be hosted virtually, by way of a live audio webcast. Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/420964900.

Participating in the Virtual Meeting

Attending the Virtual Meeting

Registered Shareholders (as defined below) and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting.

(i)	Registered Shareholders – the 15-digit control number located on the form of proxy or in the email notification you received is the username and the password is “valens2022”.

(ii)	Duly appointed proxyholder – Computershare Trust Company of Canada (“Computershare”) will provide each duly appointed proxyholder with a username after the voting deadline has passed. The password to the meeting is “valens2022”. Please see “Appointment of Proxyholders” section below for information on validly appointing proxyholders.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders (as defined below) who have not appointed themselves as proxyholders may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit www.computershare.com/Valens and provide Computershare with their proxyholder’s contact information by July 28, 2022 at 5:00 p.m. (ET), so that Computershare may provide the proxyholder with a username via email.

Voting at the Virtual Meeting

A Registered Shareholder or a Non-Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their Shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number or username provided by Computershare at www.computershare.com/Valens prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at www.computershare.com/Valens after submitting their voting instruction form in order to receive a username (please see the information under the heading “Appointment of Proxyholders” below for details).

United States Non-Registered Shareholders

To attend and vote at the virtual Meeting, United States’ Non-Registered Shareholders must first obtain a valid legal proxy from the applicable broker, bank or other agent and then register in advance to attend the Meeting. Such Shareholders must follow the instructions from their broker or bank or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, to then register to attend the Meeting, such Shareholders must submit a copy of their legal proxy to Computershare. Requests for registration should be directed to: Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or email at uslegalproxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than July 28, 2022 by 5:00 p.m. (ET). Such Shareholders will receive a confirmation of their registration by email after Computershare receives their registration materials, following which such Shareholders may attend the Meeting and vote their shares at https://web.lumiagm.com/420964900 during the Meeting. Please note that such Shareholders are required to register their appointment at www.computershare.com/Valens.

General Virtual Meeting Information

In order to participate in the virtual Meeting, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a username.

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Non-Registered Shareholders who do not have a 15-digit control number or username will only be able to attend as a guest which allows them to listen to the Meeting but not vote or submit questions.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Currency

In this Circular, unless otherwise specified herein, all references to dollar amounts are to Canadian dollars.

Record Date

The Board has fixed July 5, 2022 as the record date (the “Record Date”) for determination of persons entitled to receive notice of and to vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the virtual Meeting or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their common shares of the Company (the “Common Shares”) voted at the Meeting.

How to Vote

Regardless of how many Common Shares are owned by any particular Shareholder, the board of directors of the Company (the “Board”) encourages all Shareholders to vote. You can vote at the Meeting by following the instructions outlined above under the “Participating in the Virtual Meeting” section or by using the enclosed voting instruction form (a “VIF”) or proxy accompanying this Circular to vote using one of the options set out in the table below prior to the Meeting. Voting is quick and easy.

REGISTERED SHAREHOLDERS (YOU HOLD A PHYSICAL SHARE CERTIFICATE REGISTERED IN YOUR NAME) THERE ARE 4 WAYS TO VOTE USING THE ENCLOSED PROXY
1. VOTE BY INTERNET Go to: www.investorvote.com and vote using your Control # located on the front of your proxy. Follow the voting instructions on screen.	2. VOTE BY TELEPHONE: Call toll-free English 1-866-732-8683 and vote using your Control # located on your proxy.	3. VOTE BY FAX: Mark, sign and date your proxy form and return it by facsimile to toll free in North America 1-866-249-7775 or 1-416-263-9524.	4. VOTE BY MAIL: Mark, sign and date your proxy form and return it in the enclosed postage-paid envelope.
CANADIAN BENEFICIAL SHAREHOLDERS (YOU HOLD SHARES THROUGH A CANADIAN BANK, BROKER OR INTERMEDIARY) THERE ARE 3 WAYS TO VOTE USING YOUR VOTING INFORMATION FORM
1. VOTE BY INTERNET: Go to: www.proxyvote.com and vote using the 16 digit control number located on your VIF.	2. VOTE BY TELEPHONE: Call toll-free English 1-800-474-7493 or French 1-800-474-7501 and vote using the 16 digit control number located on your VIF.	3. VOTE BY MAIL: Mark, sign and date your VIF and return it in the enclosed postage-paid envelope.

UNITED STATES BENEFICIAL SHAREHOLDERS (YOU HOLD SHARES THROUGH A BANK, BROKER OR INTERMEDIARY) THERE ARE 3 WAYS TO VOTE USING YOUR VOTING INFORMATION FORM
1. VOTE BY INTERNET: Go to: www.proxyvote.com and vote using the 16 digit control number located on your VIF.	2. VOTE BY TELEPHONE: Call the toll-free number listed on your VIF and vote using the 16 digit control number located on your VIF.	3. VOTE BY MAIL: Mark, sign and date your VIF and return it in the enclosed postage-paid envelope.

Appointment of Proxyholders

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a Shareholder of the Company in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company.

The individual(s) named in the accompanying form of proxy are management’s representatives. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the person(s) designated in the proxy, who need not be a Shareholder of the Company, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the proxy or by completing and delivering another proper proxy and, in either case, delivering the completed proxy to the office of Computershare Trust Company of Canada, Proxy Department, 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, or vote via telephone or internet (online) as specified in the proxy form, no later than 5:00 p.m. (ET) on July 28, 2022, unless the chairman elects to exercise his discretion to accept proxies received subsequently. If you are a Shareholder who wishes to appoint a third-party proxyholder, you must also register your proxyholder as an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders must visit www.computershare.com/Valens by July 28, 2022 at 5:00 p.m. (ET) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the Meeting.

Voting by Proxyholder

The person(s) named in the proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The proxy confers discretionary authority on the person(s) named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

As at the date hereof, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice. However, if other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person(s) voting the proxy.

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the management proxyholders as proxyholder, the management proxyholder will vote in favour of the matters specified in the Notice and in favour of all other matters proposed by management at the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the person(s) named in the proxy will vote the Common Shares represented by the proxy for the approval of such matter.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of communication by the directors, officers and employees of the Company, none of whom will be specifically remunerated therefor. The cost of any such solicitation will be borne by the Company.

Registered Shareholders

Shareholders whose names appear on the records of the Company as the registered holders of Common Shares (the “Registered Shareholders”) may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by completing, dating and signing the enclosed form and returning it to the Company’s transfer agent Computershare Trust Company of Canada, Proxy Department 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1 or vote via telephone or internet (online) as specified in the proxy form, no later than 5:00 p.m. (ET) on July 28, 2022.

Non-Registered Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name (the “Non-Registered Shareholders”). Non-Registered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders. Most Shareholders are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers, or brokers and trustees or administrators of self-administered RRSP, RRIFs, RESPs and similar plans); or

(b)	in the name of a clearing agency (such as the Canadian Depository for Securities Limited or the Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all such cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of CDS & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Non-Registered Shareholders, those who object to their name being made known to the issuers of securities which they own (called “OBOs” for objecting beneficial owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for non-objecting beneficial owners).

The Company is taking advantage of those provisions of National Instrument 54–101 – Communication of Beneficial Owners of Securities of the Canadian Securities Administrators, which permits it to deliver proxy– related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF.

This Circular, with related material, is being sent to both Registered and Non-Registered Shareholders. If you are a Non-Registered Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Common Shares on your behalf. Please return your VIF as specified in your request for voting instructions that you receive.

Non-Registered Shareholders who are OBOs should carefully follow the instructions of their Intermediary in order to ensure that their Common Shares are voted at the Meeting.

The form of proxy that will be supplied to Non-Registered Shareholders by the Intermediaries will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote on behalf of the Non-Registered Shareholder. Most Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. in the United States and Broadridge Financial Solutions, Inc. Canada, in Canada (collectively, “Broadridge”). Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same person(s) as the proxy to represent Non-Registered Shareholders at the Meeting. Non-Registered Shareholders have the right to appoint a person (who need not be a shareholder of the Company), other than the person(s) designated in the VIF, to represent them at the Meeting. To exercise this right, Non-Registered Shareholders should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in the manner specified and in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting. The VIF must be completed and returned to Broadridge in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Non-Registered Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your Intermediary, you, or a person designated by you, may attend the Meeting as proxyholder for your Intermediary and vote your Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for your Intermediary, or have a person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same to your Intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Common Shares.

If you are a Non-Registered Shareholder who wishes to appoint yourself or a third party proxyholder, you must also register your proxyholder as an additional step once you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Non-Registered Shareholders must visit www.computershare.com/Valens by July 28, 2022 at 5:00 p.m. (ET) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the Meeting.

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with Intermediaries or their nominees to distribute copies of the Notice, this Circular, the form of proxy and the supplemental mailing list (collectively, the “Meeting Materials”) to OBOs whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward the Meeting Materials to OBOs unless an OBO has waived the right to receive them. The Company has elected to pay for the delivery of the Meeting Materials to OBOs by the Intermediaries. The Company is sending the Meeting Materials directly to NOBOs through the services of Computershare.

Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare or at the registered office of the Company at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 Canada, at any time up to and including the last business day that precedes the date of the Meeting or, if the Meeting is adjourned or postponed, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	attending the virtual Meeting and voting the Registered Shareholder’s Common Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

BUSINESS OF THE MEETING

To the knowledge of the Board and management of the Company, the only matters to be brought before the Meeting are those set out in the accompanying Notice and more particularly detailed below. However, if other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person(s) voting the proxy.

1.	Presentation of Financial Statements

The annual audited consolidated financial statements of the Company for the fiscal year ended November 30, 2021, together with the report of the auditors thereon (the “Fiscal 2021 Financial Statements”) will be placed before the Meeting. The Fiscal 2021 Financial Statements and the related management’s discussion and analysis were mailed to the Shareholders who requested it and are additionally available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.thevalenscompany.com.

2.	Election of Directors

Currently, the Company has six (6) directors and the Board has fixed the number of directors to be elected at the Meeting at seven (7). At the Meeting, the seven (7) persons named hereunder (collectively, the “Nominees”, or individually, a “Nominee”) will be proposed for election as directors of the Company. Management does not anticipate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. The management proxyholders will vote in favour of another management nominee in their discretion unless a Shareholder specifies in the proxy that his, her or its Common Shares are to be withheld from voting in respect of any particular Nominee or Nominees. Each director elected will hold office until the close of the next annual meeting of Shareholders, or until his or her successor is duly elected unless prior thereto he or she resigns or his or her office becomes vacated by reason of death or other cause. Please see “Election of Directors” in this Circular for more information on the Nominees submitted for election as directors.

3.	Appointment of Auditors

At the Meeting, Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants (“KPMG”) as the Company’s auditors to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ renumeration. KPMG was first appointed as the Company’s auditors on March 30, 2020.

The appointment of KPMG as auditors of the Company and the authorization of the Board to fix their remuneration must be approved by a majority of the votes cast at the Meeting.

4.	Other Business

If other items of business are properly brought before the Meeting or any adjournment(s) or postponement(s) thereof, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. The Company is not aware of any other items of business to be considered at the Meeting.

COMMON SHARES REPRESENTED BY MANAGEMENT PROXYHOLDERS WILL BE VOTED IN FAVOUR OF THE PROPOSED RESOLUTIONS UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER, OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR RESOLUTION.

ELECTION OF DIRECTORS

Six (6) of the Nominees whose names are set out below are currently directors of the Company and have been nominated by the Board for re-election as directors at the Meeting. One (1) of the proposed Nominees is a new director. At the Meeting, Shareholders will be entitled to cast their votes for, or withhold their votes from, the election of each Nominee. The persons named in the proxy intend to vote for the election of the proposed Nominees set out below and to exercise their discretionary authority to vote for the election of any other person in place of a nominee unable to stand for election.

Majority Voting Policy

The Company has adopted a majority voting policy (the “Majority Voting Policy”) that applies to the election of directors. Under the Majority Voting Policy, in an uncontested election of directors of the Board, each director should be elected by the vote of a majority of the shares represented in person or by proxy at the shareholders meeting convened for such election of directors. Accordingly, any Nominee for director who receives more votes “withheld” from his or her election than “for” such election shall promptly tender his or her resignation to the Board following the meeting.

The Board shall consider any such offer of resignation, make a determination as to whether or not to accept it, and announce its decision through a press release, a copy of which shall be concurrently delivered to the Toronto Stock Exchange (“TSX”), all within 90 days following the applicable shareholders meeting. The Board must accept such resignations except in situations where exceptional circumstances would warrant the director continuing to serve on the Board. However, if the Board declines to accept the resignation, it should fully state the reasons for its decision in the press release. The resignation of a director will be effective when accepted by the Board.

A director who tenders his or her resignation pursuant to this Majority Voting Policy shall not participate in any portion of the meeting of the Board or any committee of the Board at which the director’s resignation is considered.

In the Majority Voting Policy, an “uncontested election” means an election of directors of the Company where the number of nominees for election as a director equals the number of directors to be elected.

A copy of the Majority Voting Policy can be viewed on the Company’s website at https://thevalenscompany.com/investors/corporate-governance.

Advance Notice By-law

The Company’s advance notice by-law (“Advance Notice By-law”) includes provisions concerning the nomination of directors for election by Shareholders. The Advance Notice By-law provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act (the “CBCA”), or (ii) a Shareholder proposal made pursuant to the provisions of the CBCA.

The purpose of the Advance Notice By-law is to foster a variety of interests of the Shareholders and the Company by ensuring that all Shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice By-law fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders at which election of directors will be presented and sets forth the minimum information that a Shareholder must include in the advance notice to the Company for it to be in proper written form.

The foregoing is a summary of the Advance Notice By-law, is not comprehensive and is qualified by the full text of such By-law in the Company’s governance documents, which can be viewed on the Company’s website at https://thevalenscompany.com/investors/corporate-governance/.

Nominees for Election to the Board

The table below sets forth the biographies of each Nominee, as well as the name, age, province or state and country of residence and principal occupation during the prior five-year period of each Nominee, the Board and Committee meeting attendance for Fiscal 2021, value of compensation received, the voting results from the previous annual meeting, and the equity ownership (Common Shares and DSUs (as defined below)) for each Nominee.

Guy Beaudin

Age: 60

Ontario, Canada

Director since May 25, 2021

Independent

Dr. Guy Beaudin is a senior partner at RHR International responsible for the firm’s business development and marketing activities and providing services to the firm’s global clients. He is a trusted advisor to CEOs, boards of directors, and senior executive teams across North America, Europe, Asia, and Australia. His practice includes the full scope of RHR International’s core services from the assessment and development of high-potential talent, to senior team effectiveness, to board effectiveness and CEO succession. He is experienced in post M&A work in aligning teams and cultures in cross-border acquisition, building high-potential programs for clients in financial services, upgrading talent in various PE portfolio companies and assisting a pension fund in building robust and reliable succession planning. Prior to joining RHR 25 years ago, Dr. Beaudin worked as an internal HR director for an international organization. He has also worked in senior-level marketing and finance positions in manufacturing and financial services organizations. Dr. Beaudin has an MBA from the University of Ottawa and a PhD in industrial and organizational psychology from the University of Montreal. He is actively engaged in his community and is a past director of the Heart and Stroke Foundation of Canada. He is also a graduate of the ICD’s Directors Education Program.

Board and Committee Meeting Attendance(1)(2)

Board(3)	10 of 10	100%
Compensation	3 of 3	100%
Nominating and Corporate Governance	2 of 2	100%

Annual Meeting Voting Results

Year	Votes in Favour	Votes Withheld
2021	99.81%	0.19%

Value of Compensation Received

2021	$40,000
2020	Nil

Total Equity Ownership as of June 15, 2022

Common Shares	DSUs	Total Value at Risk
65,000	51,028	$100,944.36

Andrew Cockwell

Age: 46

Ontario, Canada

Chair of the Board

Director since June 12, 2020

Independent

Mr. Cockwell was appointed Chair of the Board on May 16, 2022. He is the Managing Partner of Ursataur Capital Management, a private equity firm he founded in 2009, which strategically invests in Canadian mid-market companies across various industries. He has a track record of fostering value creation for both private and public companies, and advises on issues such as strategic realignment, operational improvement, capital allocation and governance. Previously, Mr. Cockwell was a Founding Partner of ReichmannHauer Capital Partners, a Toronto-based private equity firm targeting both domestic and international investments. He also worked in the Private Equity and Corporate Finance practices at McKinsey & Company, which he joined in 2003 and where he advised businesses, private equity firms, and hedge funds in North America and Europe. Earlier in his career, he practiced M&A and securities law as an attorney at Sullivan & Cromwell in New York and London. Mr. Cockwell has a breadth of experience providing financial and legal advisory services in a variety of complex business contexts across a wide range of industries, including industrial coatings, ground support, financial services, and food and retail. Mr. Cockwell holds a Bachelor of Art (Hons.) from Queen’s University and a LL.B. with Great Distinction from the Faculty of Law at McGill University.

Board and Committee Meeting Attendance(1)

Board(3)	17 of 17	100%
Audit	4 of 4	100%
Compensation	4 of 4	100%

Annual Meeting Voting Results

Year	Votes in Favour	Votes Withheld
2021	99.75%	0.25%

Value of Compensation Received

2021	$80,000
2020	$71,685

Total Equity Ownership as of June 15, 2022

Common Shares	Warrants	DSUs	Total Value at Risk
441,166	23,250	65,875	$461,353.17

Karin McCaskill

Age: 68

Ontario, Canada

Director since June 12, 2020

Independent

Ms. McCaskill held the role of Senior Vice President, General Counsel and Corporate Secretary of Empire Company Limited and Sobeys Inc. until her retirement in 2018. In her fifteen-year career at Empire and Sobeys, Ms. McCaskill was responsible for a full scope of legal activities focused on corporate governance together with regulatory and advisory functions for all aspects of the grocery and pharmacy businesses. She provided legal leadership on various complex, high-profile transactions, including Empire’s $1 billion deal to take Sobeys private in 2007 as well as Sobeys’ acquisition of Canada Safeway for $5.8 billion in 2013. Ms. McCaskill has been recognized for her various achievements and mentorship within the legal community, including receiving the award for General Counsel of the Year in 2014, and the BLG Stephen Sigurdson Lifetime Achievement Award in 2019, both presented by the Canadian General Counsel Awards. Ms. McCaskill has broad non-profit board experience over the past four decades, including serving as Chair of the Downtown Halifax Business Commission and the Canadian Employers Council, and is currently a member of the Georgian Peaks Ski Club Board of Directors and Chair of the Governance Committee. She holds an HBA from the Ivey Business School at Western University and an LL.B from Osgoode Hall Law School at York University. Ms. McCaskill co-owns Tuck Shop Trading Co. Limited, a Toronto-based retail clothing business and is owner and principal of Woodlawn Consulting Ltd.

Board and Committee Meeting Attendance(1)

Board(3)	17 of 17	100%
Nominating and Corporate Governance	5 of 5	100%

Annual Meeting Voting Results

Year	Votes in Favour	Votes Withheld
2021	97.79%	2.21%

Value of Compensation Received

2021	$85,000
2020	$74,185

Total Equity Ownership as of June 15, 2022

Common Shares	DSUs	Total Value at Risk
10,000	65,875	$66,011.25

Ashley McGrath

Age: 42

British Columbia, Canada

Director since September 4, 2018

Independent

Mr. McGrath was the Lead Director of Valens from May 25, 2021 to May 16, 2022. A life-long entrepreneur, he has over the past 16 years built Glencoe Developments Inc. into a large western Canadian real estate development business. He has overseen all aspects of the growth of the business including land acquisition, finance and sales of over 850,000 square feet of development space. He oversees the management of a large rental portfolio of residential and commercial real estate across Western Canada. He is also a major shareholder in an agribusiness operating over 400,000 square feet of indoor livestock production as well as a 23,000 acre grain farm. Mr. McGrath has been deeply involved in Valens’ business in an advisory capacity to the Company for the past several years, leveraging his entrepreneurial skills and strategic growth experience to benefit the Company.

Board and Committee Meeting Attendance(1)

Board(3)	17 of 17	100%
Audit	4 of 4	100%
Nominating and Corporate Governance	5 of 5	100%
Compensation	4 of 4	100%

Annual Meeting Voting Results

Year	Votes in Favour	Votes Withheld
2021	85.03%	14.97%

Value of Compensation Received

2021	$140,000
2020	$186,044

Total Equity Ownership as of June 15, 2022

Common Shares	DSUs	Total Value at Risk
109,767	74,422	$160,244.43

Aïda Moudachirou-Rébois

Age: 64

New York, United States

Director since: N/A

Independent

Ms. Moudachirou-Rébois is Senior Vice President and Global Chief Marketing Officer for MAC Cosmetics, responsible for consumer and product marketing with a dotted line responsibility for new product development. She has over eighteen years of international executive experience, working from Paris and New York bases, with a focus on consumer packaged goods and personal care brands, including at Revlon Inc., Johnson & Johnson and L’Oreal. She has expertise in brand-building, global and local brand management, new product development and advertising with an emphasis on modern omni-channel marketing. Ms. Moudachirou-Rébois has an MBA from ESSEC in Cergy, France during which program she did an exchange period at the University of Ottawa.

Board and Committee Meeting Attendance(1)(3)(7)

Board	N/A	N/A
Compensation	N/A	N/A
Nominating and Corporate Governance	N/A	N/A

Annual Meeting Voting Results(7)

Year	Votes in Favour	Votes Withheld
2021	N/A	N/A

Value of Compensation Received(7)

2021	N/A
2020	N/A

Total Equity Ownership as of June 15, 2022(7)

Common Shares	DSUs	Total Value at Risk
Nil	Nil	Nil

Tyler Robson

Age: 32

British Columbia, Canada

Chief Executive Officer

Director since April 2016

Non-Independent

Mr. Robson was the Chair of the Board from May 2, 2017 to May 16, 2022, and is the Chief Executive Officer of the Company. Prior to being appointed CEO in May 2017, he served as Chief Operating Officer, overseeing all operational functions of the business and leading various innovation and product development initiatives. Under Mr. Robson’s leadership, the Company has repositioned its core offering from extraction services to branded product sales supported by a full suite of product development and manufacturing capabilities. Mr. Robson has expertise in plant genetics and extraction processes, with a strong interest in the use of cannabinoids to treat various medical conditions. He attended the University of Saskatchewan on a football scholarship, graduating with a Bachelor of Science degree, then returned to Kelowna to pursue a career in life sciences. Mr. Robson was selected as a recipient of Canada’s Top 40 Under 40 for 2021 and the Kelowna Chamber of Commerce’s Top 40 Under 40 for 2020. He was also included in the International Forum on Advancements in Healthcare’s Top 100 Leaders in Healthcare in 2019.

Board and Committee Meeting Attendance(1)(3)

Board(3)	16 of 17	(4)	94.44%
Audit	4 of 4		100%

Annual Meeting Voting Results

Year	Votes in Favour	Votes Withheld
2021	99.82%	0.18%

Value of Compensation Received(5)

2021	$	Nil
2020	$	Nil

Total Equity Ownership as of June 15, 2022

Common Shares	DSUs	Total Value at Risk
1,926,655	Nil	$1,676,189.85

Drew Wolff

Age: 52

Washington, United States

Director since May 25, 2021

Independent

Mr. Wolff is the Chief Financial Officer of Trupanion, a leading publicly-traded pet insurance provider based in Seattle. Prior to that he held various senior finance roles at Starbucks Coffee Company, including as Chief Financial Officer of the International and Channel Development Divisions and Global Treasurer. His responsibilities included leading finance and accounting teams for the international retail stores and global consumer packaged goods business, global cash management, financial analytics and forecasting, and enterprise risk management. Prior to joining Starbucks, Mr. Wolff had over fifteen years of experience in senior roles in banking and financial services including seven years at Barclays PLC in London. Mr. Wolff is an audit committee member at BECU, the largest community-based credit union in the U.S. with $25 billion in assets. He holds the NACD.DC qualification from the National Association of Corporate Directors and has completed level one of the Fundamentals of Sustainability Accounting qualification from the Sustainability Accounting Standards Board. Mr. Wolff has an MBA from the Ross School of Business, University of Michigan, and a B.Sc. in Economics, with distinction, from the U.S. Naval Academy in Annapolis, Maryland.

Board and Committee Meeting Attendance(1)(6)

Board(3)	10 of 10	100%
Audit	2 of 2	100%

Annual Meeting Voting Results

Year	Votes in Favour	Votes Withheld
2021	99.83%	0.17%

Value of Compensation Received

2021	$47,500
2020	N/A

Total Equity Ownership as of June 15, 2022

Common Shares	DSUs	Total Value at Risk
8,500	51,028	$51,789.36

Notes:

(1)	“Board and Committee Meeting Attendance” refers to attendance at Fiscal 2021 meetings of the Board and of the committee(s) on which the director sat.

(2)	Dr. Beaudin was elected as a director and appointed to the Compensation Committee and the Nominating and Corporate Governance Committee on May 25, 2021. His attendance details reflect the meetings held after his election and appointment.

(3)	Board meetings include: (1) regular quarterly meetings, (2) regular budget meetings and (3) other meetings held in addition to regularly scheduled meetings due to unique circumstances including, but not limited to, equity and debt financings and M&A transactions. The Board held 17 meetings in Fiscal 2021: 4 regular meetings, 1 budget meeting, and 12 other meetings relating to matters such as previously disclosed financing and M&A transactions.

(4)	Mr. Robson was unable to attend the Board meeting on May 27th, 2021 as he was travelling on business at the time. He recused himself from the Board meeting on December 1, 2021 when his employment contract was being considered for approval.

(5)	Excludes compensation earned as the Chief Executive Officer, details of which are outlined in “Executive Compensation” commencing on page 20.

(6)	Mr. Wolff was elected as a director and appointed to the Audit Committee on May 25, 2021. His attendance details reflect the meetings held after his election and appointment.

(7)	Ms. Aïda is not currently on the Board but has been nominated for election.

Cease Trade Orders and Bankruptcies

No Nominee is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company in respect of which this Circular is being prepared) that:

(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than thirty consecutive days that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than thirty consecutive days that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No Nominee is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including the Company in respect of which this Circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager of trustee appointed to hold its assets.

No Nominee has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Penalties and Sanctions

No Nominee has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the Company’s Audit Committee Charter. Please refer to the Company’s Annual Information Form dated February 28, 2022 available on www.sedar.com and on the Company’s website www.thevalenscompany.com for detailed information with respect to the Company’s Audit Committee and a copy of the Audit Committee Charter.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than KPMG.

Reliance on Certain Exemptions and Pre-Approval Policies and Procedures

See the Audit Committee Charter for specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by the Company’s auditor, to ensure auditor independence.

Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Fiscal 2021		Fees Paid to Auditor in Fiscal 2020
Audit Fees(1)	$1,098,993		$318,860
Audit-Related Fees(2)	Nil		Nil
Tax Fees(3)	$590,468		$52,974
All Other Fees(4)	Nil		Nil
Total	$1,689,461	(5)	$371,834

Notes:

(1)	“Audit Fees” includes fees billed for audit and review services in respect to the annual and quarterly consolidated financial statements, prospectuses filed during the respective years and other regulatory filings

(2)	“Audit-Related Fees” includes fees billed for services related to consultations regarding financial accounting and reporting standards not classified as audit and other compliance related matters not included under “Audit fees”.

(3)	“Tax Fees” includes fees billed for tax compliance, tax advice, tax planning and the review of tax returns.

(4)	“All Other Fees” includes fees billed for all other services other than those presented in the categories of audit fees, audit related fees and tax fees, including other advisory services.

(5)	Fees paid to KPMG in Fiscal 2021 were significantly higher than in Fiscal 2020 due to the additional audit and tax work arising from three (3) acquisitions by the Company and the listing of the Common Shares on Nasdaq pursued and obtained by the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis is to describe and explain the Company’s executive compensation strategy, philosophy, objectives and processes and to discuss compensation decisions made by the Company in the financial year ended November 30, 2021 (“Fiscal 2021”). In this Circular, a Named Executive Officer (“NEO”) means each of the following individuals for Fiscal 2021: (i) the Company’s Chief Executive Officer (the “CEO”); (ii) the Company’s current Chief Financial Officer (the “CFO”) and former CFO; and (iii) each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO.

The NEOs of the Company for Fiscal 2021 were: (1) A. Tyler Robson, CEO; (2) Sunil Gandhi, CFO; (3) Chris Buysen, former CFO; (4) Jeff Fallows, President; (5) Chantel Popoff, Chief Operating Officer (“COO”); and (6) T. Adam Shea, Chief Commercial Officer (“CCO”).

The general objectives of the Company’s compensation decisions are:

•	to encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value;

•	to align management’s interests with the long-term interest of shareholders;

•	to provide compensation commensurate with peer companies in order to attract and retain highly qualified executives; and

•	to ensure that total compensation paid takes into account the Company’s overall financial position.

The Company’s compensation program, which is determined by the Board, is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. From time to time, the Board will engage third party consultants to ensure that the Company’s compensation structure is consistent with industry comparables, competitive and effective. In Fiscal 2021, NEO compensation consisted of salary, annual cash bonuses under the STIP (as defined below), and LTIP (as defined below) awards.

The compensation paid to the NEOs was paid to individuals who are proficient, experienced, have sufficient skills and potential and are performing at a high level. The compensation was determined based on the advice of Willis Towers Watson (“WTW”), a third-party consultancy and advisory service retained by Valens in February, 2021 to provide compensation analysis and recommendations to the Board based on Valens’ internal executive compensation assessment, publicly available compensation data of peer companies, competitive compensation market data from WTW’s 2020 General Industry Executive Compensation Survey and its own consulting experience advising early stage and high growth companies.

Executive Compensation-Related Fees

The following table identifies the aggregates fees paid by the Company to WTW in respect of the above-described compensation services.

Fiscal 2021	Fiscal 2020
$68,250	N/A

Compensation and Risk

The Board considers the risks associated with the Company’s compensation policies and practices. The Company’s compensation policies and practices give greater weight toward long-term incentives to mitigate the risk of encouraging short term goals at the expense of long-term sustainability. LTIP awards are significant elements of the Company’s compensation plans and provide the Board with the ability to reward performance and behaviour that the Board considers to be aligned with the Company’s best interests. The Company has attempted to minimize those compensation practices and policies that expose the Company to inappropriate or excessive risks.

Reimbursement of Incentive and Equity-Based Compensation (Clawback Policy)

The Board may, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement under certain circumstances of all or a portion of incentive compensation received by certain designated executives including the CEO and CFO. Specifically, the Board may seek reimbursement of full or partial compensation from an executive or former executive in situations where: (i) the amount of incentive compensation was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements, and the incentive compensation payment received would have been lower had the financial results been properly reported; (ii) the executive or former executive engaged in fraud, theft, embezzlement or similar activities related to the finances of the Company; (iii) the executive or former executive has violated the Code of Business Ethics and Conduct in a material way; or (iv) the executive or former executive has engaged in serious misconduct resulting in damage to the Company’s financial situation or reputation.

Performance Graph

The graph below compares the performance of the Company’s share price to the S&P/TSX Composite Total Return Index, each starting with an investment of $100 made on December 1, 2018:

Three-Year Cumulative Shareholder Return on $100 investment made on December 1, 2018

	2019	2020	2021
S&P/TSX Composite Total Return Index	$116	$121	$149
The Valens Company Inc. Return on Investment	$265	$171	$121

Total NEO Compensation (from the Summary Compensation Table)

	2019	2020	2021
Total NEO Compensation ($ millions)	$8.4	$5.2	$3.1

Share- and Option-Based Awards

Omnibus Long Term Incentive Plan (“LTIP”)

The Board authorized the adoption of the LTIP on May 11, 2020, which was subsequently approved by Shareholders on June 12, 2020. The LTIP allows for a variety of equity-based awards that provide different types of incentives to be granted to certain of the Company’s executive officers, employees and consultants (in the case of options (“Options”), performance share units (“PSUs”) and restricted share units (“RSUs”)) and directors (in the case of deferred share units (“DSUs”)). Options, PSUs, RSUs and DSUs are collectively referred to in the LTIP as “Awards”. Each Award represents the right to receive Common Shares, or in the case of PSUs, RSUs and DSUs, Common Shares or cash, in accordance with the terms of the LTIP. DSUs are included as Awards under the LTIP, but are not a component of executive compensation.

The Board is of the view that the LTIP provides the Company with greater flexibility to attract and maintain the services of executives and employees in competition with other companies in the industry. The Company has the ability to grant and continue granting the Awards under the LTIP until June 12, 2023. The maximum number of Common Shares which may be issued under the LTIP and all other security-based agreements of the Company (including the Legacy Stock Option Plan) may not exceed 10% of the total number of Common Shares issued and outstanding from time to time on a non-diluted basis, excluding certain entitlements approved prior to the approval of the LTIP to issue 350,000 Common Shares to certain employees of the Company as at November 30, 2021. LTIP awards are made on the basis of the number of RSUs and Options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such awards is to assist the Company in compensating, attracting, retaining and motivating management and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders. The recipients of the awards and the terms of the awards granted are determined by the Board on the recommendation of the Compensation Committee.

Legacy Stock Option Plan

The Board authorized the adoption of the Legacy Stock Option Plan on May 18, 2017, which was subsequently approved by Shareholders on August 4, 2017 and again on August 31, 2018. In connection with the commencement of the listing of the Common Shares on the TSXV on July 10, 2019, the Board authorized certain amendments to the Legacy Stock Option Plan on June 19, 2019, which were subsequently approved by Shareholders on September 24, 2019.

The Legacy Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Legacy Stock Option Plan was administered by the Board or a committee of the Board. The Legacy Stock Option Plan provided that options would be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Legacy Stock Option Plan also provided that the number of Common Shares issuable under the Legacy Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed ten percent (10%) of the total number of issued and outstanding Common Shares. Pursuant to the Legacy Stock Option Plan all options expire on a date not later than ten years after the date of grant of an option.

As at November 30, 2021, 1,538,020 options had been granted and were outstanding under the Legacy Stock Option Plan, representing 2.3% of the Company’s outstanding Common Shares. Upon the effective date of the LTIP, Options were no longer granted pursuant to the Legacy Stock Option Plan and were only granted pursuant to the LTIP.

Short-Term Incentive Plan

Effective fiscal 2021 (“Fiscal 2021”), the Company implemented a short-term incentive plan (“STIP”) that provides cash payments (each a “Bonus”) up to a certain percentage of an employee’s salary, as determined based on level of responsibility within the Company. At the beginning of each fiscal year, concrete targets or KPIs are set for NEOs and other employees.

The maximum Bonus for Fiscal 2021 achievable for the NEOs, as a percentage of base salary, is as follows:

Employee Tier	Maximum Bonus as a Percentage of Base Salary
CEO	75%
Senior Executive	60%
Senior Vice President/Executive Vice President	40%

At the beginning of Fiscal 2021, the Board, on the recommendation of the Compensation Committee, approved a plan pursuant to which STIP would be awarded based on Company revenue (25%), EBITDA (25%), department performance (25%) and individual performance (25%). The assessment of achievement is set out below:

Metric	Weighting	Assessment
Net Revenue	25%	18.5%
EBITDA	25%	0.00%
Functional Team Performance	25%	25 (assumed, but will vary by department)%
Individual Performance	25%	25 (assumed, but will vary by individual)%
Overall STIP allocation	100%	68.5%

The Board, on the recommendation of the Compensation Committee, then considered the accomplishments of the business during the fiscal year and decided that on a discretionary basis, the assessment of overall Company performance would be increased by 15% with the result that an employee who achieved the maximum of 25% in each of department and individual performance could receive a STIP payment equal to 83.5% of target rather than equal to 68.5% of target.

The rationale for this exercise of discretion is as follows:

1.	The Company successfully transitioned from solely a processing business to a branded manufacturing business, which required a significant management effort.

2.	The Company acquired three critical strategic platforms: LYF, Green Roads and Citizen Stash.

3.	Management enhanced its bench strength with critical hires in operations, sales and finance.

4.	Management undertook two successful capital raises on market or better than market terms.

The STIP assessment and awards for the NEOs are set out here:

	Compensation Structure			STIP Factors
	Base			Corp.				STIP vs	Actual
	Salary	Target %	@ Target	Perf.	Team/Indiv	Overall	Pro-rata	Target	STIP
A. Tyler Robson	525,000	75%	393,750	33.5%	50.0%	83.5%	100%	83.5%	328,781
Jeff Fallows	350,000	60%	210,000	33.5%	43.8%	77.3%	100%	77.3%	162,225
Sunil Gandhi	305,000	50%	152,500	33.5%	50.0%	83.5%	100%	83.5%	127,338
Adam Shea	290,000	50%	145,000	33.5%	50.0%	83.5%	100%	83.5%	121,075
Chantel Popoff	275,000	50%	137,500	33.5%	43.8%	77.3%	75%	57.9%	79,664

Summary Compensation Table

The compensation paid to the NEOs during Fiscal 2021, 2020 and 2019 is as set out below:

					Non-equity incentive
			Share-	Option-	plan compensation -	Other non-
			based	based	Annual incentive	equity	Total
		Salary	awards	awards	plans	compensation	Compensation
Name	Year	($)	($)(7)	($)(8)	($)(9)	($)(10)	($)
A. Tyler	2021	525,000	Nil	Nil	275,625	Nil	800,625
Robson (1)	2020	525,000	831,730	653,846	275,625	Nil	2,286,201
	2019	491,250	Nil	784,670	245,625	Nil	1,521,545

Sunil	2021	165,208	Nil	189,000	Nil	55,000	409,208
Gandhi(2)	2020	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A

Chris	2021	130,000	Nil	Nil	124,800	295,000	549,800
Buysen(3)	2020	260,000	164,762	129,524	124,800	Nil	679,086
	2019	213,500	Nil	392,335	85,400	Nil	691,235

Jeff	2021	350,000	Nil	Nil	168,000	18,397	536,397
Fallows (4)	2020	350,000	277,243	217,948	168,000	Nil	1,013,191
	2019	175,000	Nil	3,087,485	50,000	Nil	3,312,485

Chantel	2021	275,000	Nil	Nil	148,500	Nil	423,500
Popoff(5)	2020	275,000	217,835	171,246	148,500	Nil	812,581
	2019	217,250	Nil	392,335	86,900	Nil	696,485

T. Adam	2021	157,083	Nil	189,000	Nil	55,000	401,083
Shea(6)	2020	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	A. Tyler Robson was appointed Chief Operating Officer in February 2017 and subsequently appointed CEO in May 2017.

(2)	Sunil Gandhi was appointed Chief Financial Officer in May 2021.

(3)	Chris Buysen was CFO until May 2021. As at November 30th, 2021 Mr. Buysen was no longer with the company. $260,000 of the amounts listed under “Non-equity incentive plan compensation” and “Other non-equity compensation” reflect certain severance payments to Mr. Buysen paid in connection with his departure from Valens.

(4)	Jeff Fallows was appointed President in June 2019.

(5)	Chantel Popoff was appointed Chief Operating Officer in June 2018.

(6)	T. Adam Shea was appointed Chief Commercial Officer in May 2021.

(7)	Share-based awards represent the fair value of Common Shares granted during the fiscal year. The fair value was determined using the underlying share price of the Common Shares on the date the shares were granted.

(8)	Option-based awards represent the fair value of options granted during the fiscal year. The fair value was determined using the Black-Scholes option pricing model.

(9)	Non-equity incentive plan compensation consists of annual cash bonuses. The amounts paid in each year correspond to the amounts earned in respect of the previous fiscal year.

(10)	Other non-equity compensation includes signing bonuses, severance payments and other cash compensation.

Incentive Plan Awards

The following table sets forth the details of all option-based and share-based awards that were outstanding for each NEO as at the end of Fiscal 2021.

	Option-based Awards				Share-based Awards
					Number of
	Number of				shares or	Market or
	securities			Value of	units of	payout value of
	underlying	Option		unexercised	shares that	share-based
Name and	unexercised	exercise		in-the-money	have not	awards that
principal	options	price	Option expiration	options	vested	have not vested
position	(#)	($)	date	($)(1)	(#)	($)(2)
A. Tyler Robson	166,666	$1.95	Nov. 30, 2021(3)	384,998
	33,333	$5.85	Oct. 13, 2023	Nil	403,418	1,718,561
	66,666	$12.96	Jul. 14, 2024	Nil
	160,256	$5.19	Oct 18, 2025	Nil

Sunil Gandhi	25,000	$10.41	May 16, 2026	Nil	Nil	Nil

Jeff Fallows	250,000	$12.63	May 26, 2024	Nil	17,806	75,854
	16,666	$12.96	Jul. 14, 2024	Nil
	53,418	$5.19	Oct 18, 2025	Nil

T. Adam Shea	25,000		May 16, 2026	Nil	Nil	Nil
	TBD	$10.41	TBD	Nil
	TBD		TBD	Nil

Chantel Popoff	100,000	$3.21	July 9, 2023	105,000	13,990	59,597
	100,000	$5.85	Oct. 13, 2023	Nil
	33,333	$12.96	Jul. 14, 2024	Nil
	41,972	$5.19	Oct 18, 2025	Nil

Notes:

(1)	The in-the-money value was determined based on the closing price of the Common Shares on the TSX on November 30, 2021, being $4.26, less the exercise price multiplied by the number of unexercised options, whether vested or not.

(2)	The market value of share-based awards that have not yet vested was determined based on the closing price of the Common Shares on the TSX on November 30, 2021, being $4.26, multiplied by the number of unvested shares.

(3)	The options that were set to expire on this date were extended, but subsequently expired and were not exercised.

The following table sets forth for each NEO the value of the option and share-based awards that vested during Fiscal 2021. The table also includes the annual cash bonuses paid in Fiscal 2022 in respect of Fiscal 2021.

			Non-equity incentive
	Option-based awards –	Share-based awards –	plan compensation –
	Value vested during	Value vested during	Value earned during
	Fiscal 2021	Fiscal 2021	Fiscal 2021
Name	($)	($)	($)
A. Tyler Robson	599,136	387,156	328,781
Sunil Gandhi	31,510	Nil	127,338
Chris Buysen	502,397	133,094	Nil
Jeff Fallows	1,102,372	129,048	162,225
T. Adam Shea	31,510	Nil	121,075
Chantel Popoff	369,008	101,399	79,664

Pension Plan Benefits

The Company does not have a pension or retirement plan.

Termination and Change of Control Benefits

Other than as disclosed herein, the Company and its subsidiaries have no compensatory plan, contract or arrangement where a NEO is entitled to receive more than $50,000 (including periodic payments or installments) to compensate such executive officer in the event of resignation, retirement or other termination of the NEO’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change in control.

The Company entered into an employment agreement with A. Tyler Robson for the provision of services as the Chief Executive Officer of the Company dated October 20, 2020 (the “Executive Agreement”). The Executive Agreement (i) maintains and acknowledges the prior one-time grant of 1,000,000 Common Shares (the “Consulting Shares”) that vest and become issuable quarterly over a five-year period (starting on May 18, 2017 when the Company was granted the Licensed Producer license from Health Canada) pursuant to the Company’s prior consulting agreement with Mr. Robson dated January 1, 2018 in connection with the provision of his services as Chief Executive Officer, (ii) provides for an annual salary of $525,000 (the “Base Salary”) and (iii) an annual cash bonus with a target of 75% of the Base Salary. Mr. Robson is also eligible under the Executive Agreement to receive a total annual share-based compensation grant valued at $2,625,000 to be granted one-half in stock options and one-half in RSUs. In addition, in the event of a change of control, the Company shall, among other customary benefits, continue to pay Mr. Robson’s Base Salary for a period of twenty-four (24) months in the form of salary continuation, as well as any bonus for the fiscal year in which his employment terminates, pro-rated to the date of termination. In addition, in the event of the change of control Mr. Robson will receive 883,333 Common Shares plus, if the shares of the Company are valued at $15.00 or greater, Mr. Robson will receive an additional 111,111 Common Shares, if the value exceeds $16.50 per share, an additional 111,111 Common Shares, and, if the value exceeds $18.00 per share, an additional 111,111 Common Shares.

The Company entered into an employment agreement with Sunil Gandhi for the provision of services as the Chief Financial Officer of the Company dated April 9, 2021. The agreement provides an annual salary of $305,000, a one-time payment of $55,000, a one-time grant of 25,000 stock options to acquire an aggregate of 25,000 Common Shares and eligibility to participate in the Company’s STIP and LTIP. The agreement provides for termination without just cause benefits equal to twelve months of then current salary (subject to a requirement by Mr. Gandhi to mitigate such damages) in addition to the vesting of an additional twelve months of any outstanding shares and options from the date of termination.

The Company entered into an employment agreement with Jeff Fallows for the provision of services as President of the Company dated May 21, 2019. The agreement provides an annual salary of $350,000, a one-time grant of 250,000 stock options to acquire an aggregate of 250,000 Common Shares and a minimum annual cash bonus of $50,000 as well as eligibility for additional incentive cash bonus of up to $200,000 per year and additional stock options and RSUs, both pursuant to the LTIP and STIP. The agreement provides for termination without just cause benefits of equal to six months of then current salary and half of the minimum annual cash bonus, increasing to twelve months of then current salary plus the minimum annual cash bonus effective June 1, 2020. In addition, the Company will cause the vesting of an additional twelve months of any outstanding options from the date of termination.

In the event of a change of control and if within twelve months thereof Mr. Fallows’ employment is terminated by the Company or Mr. Fallows decides to resign, Mr. Fallows will receive a payment from the Company equal to twenty-four (24) months of then current salary plus two times the minimum annual cash bonus and all stock options issued to Mr. Fallows shall become fully vested. In the event that Mr. Fallows is still employed twelve (12) months after the change of control, Mr. Fallows will receive a payment from the Company equal to twelve (12) months then current salary plus the minimum annual cash bonus.

The Company entered into an employment agreement with Chantel Popoff for the provision of services as the Chief Operating Officer of the Company dated November 1, 2018. The agreement provides an annual salary of $198,000, a one-time grant of 133,333 Common Shares that vest and are issued quarterly over a two-year period, an additional one-time grant of 200,000 stock options to acquire an aggregate of 200,000 Common Shares and any cash bonus amounts paid and additional stock options or RSUs issued pursuant to the LTIP and STIP. Effective September 1, 2019, Ms. Popoff’s annual salary increased to $275,000. The agreement provides for termination without just cause benefits of equal to twelve months of then current salary in addition to the vesting of an additional twelve months of any outstanding shares and options from the date of termination.

In the event of a change of control and if Ms. Popoff’s employment is terminated within twelve months thereof, Ms. Popoff will receive a payment from the Company equal to twenty-four (24) months of then current salary and all Common Shares and stock options issued to Ms. Popoff shall become fully vested. In the event that Ms. Popoff is still employed twelve (12) months after the change of control, Ms. Popoff will receive a payment from the Company equal to twelve (12) months of then current salary.

The Company entered into an employment agreement with T. Adam Shea for the provision of services as the Chief Commercial Officer of the Company dated April 10, 2021. The agreement provides for an annual salary of $290,000, a one-time payment of $55,000, a one-time grant of 25,000 stock options to acquire an aggregate of 25,000 Common Shares and eligibility to participate in the Company’s STIP and LTIP. The agreement provides for termination without just cause benefits equal to twelve (12) months of then current salary.

DIRECTOR COMPENSATION

Discussion of Director Compensation

The Company’s director compensation program is designed to attract and retain global talent to serve on the Board, taking into account the risks and responsibilities of being an effective director. The Company’s objective regarding director compensation is to follow best practices with respect to retainers, the format and weighting of the cash and equity components of compensation, and the implementation of share ownership through mandatory DSU issuances. The Company believes that these approaches have helped to attract, and will help to attract and retain, strong members for the Board who will be able to fulfill their fiduciary responsibilities without competing interests.

The Fiscal 2021 compensation for the Company’s non-NEO directors is set out in the table below:

Summary of Fees	Applicable Role	Amount(1) (2)
	Members	$60,000 cash and $120,000 DSUs per year and an additional $5,000 cash quarterly meeting fee
Board of Directors
	Lead Director	$110,000 cash and $120,000 DSUs per year and an additional $5,000 cash quarterly meeting fee
Audit Committee	Chair	$15,000 cash per year
Nominating and Governance Committee	Chair	$5,000 cash per year
Compensation Committee	Chair	$10,000 cash per year

Notes:

(1)	Represents compensation paid per year to each non-NEO director, inclusive of all service as a member or chair of the Board or a committee. Any cash compensation hereof is paid on a quarterly basis to directors in Canadian dollars. Any DSU compensation is issued on a quarterly basis.

(2)	Non-executive directors are also reimbursed for applicable travel and other out-of-pocket expenses incurred in executing their duties as directors.

The Nominating and Corporate Governance Committee conducted its annual review of director compensation and recommended to the Board that there be no change in compensation for Fiscal 2022. The Board has not yet determined the compensation for the newly appointed independent Chair.

Director Compensation Table

The following tables set out information concerning compensation paid to each director who was not a NEO in Fiscal 2021.

Current Directors:

	Fees Earned	Share-based awards	Total
Name	($)	($)(5)	($)
Guy Beaudin(1)	40,000	60,000	100,000
Andrew Cockwell	80,000	120,000	200,000
Karin McCaskill(2)	85,000	120,000	205,000
Ashley McGrath(3)	140,000	120,000	260,000
Drew Wolff(4)	47,500	60,000	107,500

Notes:

(1)	Guy Beaudin has been a director since May 2021.

(2)	Karin McCaskill is the Chair of the Nominating and Corporate Governance Committee.

(3)	Ashley McGrath was the Lead Director and is the Chair of the Compensation Committee.

(4)	Drew Wolff has been a director since May 2021 and is the Chair of the Audit Committee.

(5)	Share-based awards represent the fair value of DSUs of the Company granted during the fiscal year. The fair value was determined using the underlying share price of the Company’s Common Shares on the date the DSUs were granted.

Former Directors:

	Fees Earned	Share-based awards	Total
Name	($)	($)(3)	($)
Deepak Anand(1)	40,000	60,000	100,000
Nitin Kaushal(2)	47,500	60,000	107,500

Notes:

(1)	Deepak Anand was a director from May 2019 to May 2021.

(2)	Nitin Kaushal was a director from September 2018 to May 2021, and the Chair of the Audit Committee until May 24, 2021.

(3)	Share-based awards represent the fair value of DSUs of the Company granted during the fiscal year. The fair value was determined using the underlying share price of the Company’s Common Shares on the date the DSUs were granted.

Outstanding Awards under the Legacy Stock Option Plan

The following table sets out information concerning all director option-based awards outstanding as at November 30, 2021.

	Outstanding Awards under the Legacy Stock Option Plan
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value vested during Fiscal 2021 ($)
Ashley McGrath	16,666	$12.96	Jul. 14, 2024	65,394

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company had in place during Fiscal 2021 the Legacy Stock Option Plan and the LTIP, which was adopted by the Shareholders at an annual general and special shareholders’ meeting held on June 12, 2020.

The following table is a summary of compensation plans under which equity securities of the Company are authorized for issuance as of the end of Fiscal 2021:

		Number of securities to be issued upon exercise of outstanding options, RSUs and DSUs	Weighted-average exercise price of outstanding options, RSUs and DSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category		(a)	(b)	(c)
1.	Legacy Stock Option Plan	1,538,020	$9.56	Nil
2.	LTIP (approved at June 12, 2020 AGM)	699,015	$4.08	4,588,954
3.	Equity Compensation Plans not approved by securityholders	350,000	N/A	Nil
Total		2,587,035	$7.90	4,588,954	(1)

Notes:

(1)	This figure is based on the total number of shares authorized for issuance under the LTIP less the number of Options, RSUs and DSUs issued and outstanding under (i) the Legacy Stock Option Plan and (ii) the LTIP, each as at the November 30, 2021. As at November 30, 2021, the Company was authorized to issue a total of 6,825,989 options, DSUs and RSUs.

The following table is a summary of Options, RSUs and DSUs issued under the LTIP under which equity securities of the Company are authorized for issuance as of the end of Fiscal 2021:

	Number of securities to be issued upon exercise of outstanding Awards	Weighted-average exercise price of outstanding Awards	Number of securities remaining available for future issuance under Awards (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Options	499,244	$5.71	N/A
RSUs	97,523	N/A	N/A
DSUs	102,248	N/A	N/A
Total	699,015	$4.08	4,588,954	(1)

Notes:

(1)	This figure is based on the total number of shares authorized for issuance under the LTIP less the number of Options, RSUs and DSUs issued and outstanding under (i) the Legacy Stock Option Plan and (ii) the LTIP, each as at the November 30, 2021. As at November 30, 2021, the Company was authorized to issue a total of 4,588,954 options, DSUs and RSUs.

STATEMENT OF CORPORATE GOVERNANCE

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is of the view that maintaining effective corporate governance practices is an important factor which contributes to the general success of the Company.

To comply with these various standards and achieve best practices, we have adopted comprehensive corporate governance policies and procedures. Our key policies and documents include the following:

•	Corporate Governance Guidelines;

•	Mandate of the Board of Directors;

•	Charters of the Board Committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

•	Code of Business Ethics and Conduct;

•	Whistleblower Policy;

•	Disclosure Policy; and

•	Insider Trading Policy.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the Board’s view, be reasonably expected to interfere with the exercise of a director’s independent judgment.

As of the date of this Circular and following the Meeting, the Board is/will be composed of a majority of independent directors. Following the Meeting, the independent members of the Board will be Guy Beaudin, Karin A. McCaskill, Andrew Cockwell, Ashley McGrath, Drew Wolff and Aïda Moudachirou-Rébois. A. Tyler Robson will not be considered independent because of his role as the Chief Executive Officer of the Company.

A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

Other Directorships

None of the individuals nominated for election or re-election to the Board are also members of the board of directors of other public companies. Our Board has not adopted a director interlock policy but is keeping informed of other public directorships held by its members.

Meeting Attendance of Directors

The tables below disclose the attendance record for each director for all Board and committee meetings held in Fiscal 2021.

Current Directors:

Name	Board Meeting(3)	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee
Guy Beaudin(1)	10 of 10	N/A	2 of 2	3 of 3
Andrew Cockwell	17 of 17	4 of 4	N/A	4 of 4
Karin McCaskill	17 of 17	N/A	5 of 5	N/A
Ashley McGrath	17 of 17	4 of 4	5 of 5	4 of 4
A. Tyler Robson	16 of 17	4 of 4	N/A	N/A
Drew Wolff(2)	10 of 10	2 of 2	N/A	N/A

Notes:

(1)	Guy Beaudin was elected as a director on May 25, 2021 and appointed to the Nominating and Corporate Governance Committee and the Compensation Committee on May 25, 2021. This table reflects his attendance at the meetings held after his election and appointment.

(2)	Drew Wolff was elected as a director on May 25, 2021 and appointed Chair of the Audit Committee on May 25, 2021. This table reflects his attendance of the meetings held after his election and appointment.

(3)	The Board meetings held during Fiscal 2021 were: (i) regular quarterly meetings, (ii) annual budget meeting, and (iii) special meetings held to discuss the CEO employment agreement, equity and debt financings, and M&A transactions.

Former Directors:

Name	Board Meeting(3)	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee
Deepak Anand(1)	7 of 8	N/A	N/A	1 of 1
Nitin Kaushal(2)	8 of 8	2 of 2	3 of 3	N/A

Notes:

(1)	Deepak Anand was a director and a member of the Compensation Committee until May 2021. This table reflects his attendance of the meetings held for Fiscal 2021 prior to May 25, 2021.

(2)	Nitin Kaushal was a director and a member of the Audit Committee until May 25, 2021. This table reflects his attendance of the meetings held for Fiscal 2021 prior to May 25, 2021.

(3)	Board meetings include: (i) regular quarterly meetings, (ii) regular budget meetings and (iii) other meetings held in addition to regularly scheduled meetings due to unique circumstances including, but not limited to, equity and debt financings and M&A transactions.

Meetings of Independent Directors

At each regular Board meeting and at other meetings at the call of the current Chair, the former Lead Director or any other independent director, independent directors meet “in camera” in the absence of management of the Company. In addition, “in camera” sessions can be held at any time at the initiative of any independent director. All committees are entirely composed of independent directors and meet, as required or desirable, without management at each meeting for an “in camera” portion.

Director Term Limits and Other Mechanisms of Board Renewal

Our Board has not adopted director term limits, mandatory age-related retirement policies or other automatic mechanisms of Board renewal; as a young company with only the CEO having been a director for more than four years, this does not seem currently necessary. For the foreseeable future, the Nominating and Corporate Governance Committee will continue to work to ensure that the composition of the Board reflects an appropriate mix of skills and experience for our overall stewardship. This has been achieved to date through regular and candid committee and Board discussions about needed skills and experience, about the performance and contribution of individual Board members and about the effective functioning of the Board and its committees.

Mandate of our Board of Directors

Our Board is responsible for supervising the management of the business and affairs, including providing guidance and strategic oversight to management. Our Board has adopted a formal mandate, which includes the following (Board mandates and committee charters can be found in full on the Company’s website at: https://thevalenscompany.com/investors/corporate-governance/):

•	appointing the Chief Executive Officer;

•	approving the corporate goals and objectives that the Chief Executive Officer is responsible for meeting and reviewing the performance of the Chief Executive Officer against such corporate goals and objectives;

•	taking steps to satisfy itself as to the integrity of the Chief Executive Officer and other senior executive officers and that the Chief Executive Officer and other senior executive officers create a culture of integrity throughout the organization; and

•	reviewing and approving management’s strategic and business plans.

Our Board has adopted a written position description for the Chair, currently Andrew Cockwell, which sets out the Chair’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with shareholders and regulators.

Our Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair’s key responsibilities, including, among other things, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Our Board has adopted a written position description for our Chief Executive Officer which sets out the key responsibilities of our Chief Executive Officer, including, among other duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration, ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to our Board for consideration and supervising day-to-day management and communicating with shareholders and regulators.

Orientation and Continuing Education

Upon election to the Board, each new director is briefed on the nature of the Company’s business, its corporate and organizational structure, the corporate strategy and its implementation, the cannabis industry and the competitive landscape. New directors visit the Company’s facilities and meet with members of the executive team to gain a deeper understanding of each area of the business and to get to know the executives.

During the pandemic, director education has been largely virtual. Directors have monthly information sessions, each focused on a specific area of the business, led by the responsible executive. In addition to self-study / reading, individual directors have also participated in a range of outside educational activities including programs put on by ICD and CCGG as well as industry-specific sessions presented by law firms. The Company reimburses directors for any out-of-pocket expenses incurred in undertaking education relevant to their roles with the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

Committees of Our Board

Our Board has established three committees with membership solely comprised of independent directors: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Since non-independent directors and members of management are disqualified from serving on these committees, our Board believes they will be able to conduct their activities in an objective manner.

Audit Committee

Detailed information about our Audit Committee can be found under the heading “Directors and Officers – The Audit Committee” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com. The current members of the Audit Committee are Drew Wolff (Chair), Andrew Cockwell and Ashley McGrath.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of three independent directors. The current members of the Nominating and Corporate Governance Committee are Karin McCaskill (Chair), Guy Beaudin and Ashley McGrath.

Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee’s purpose is to assist our Board in:

•	developing our Corporate Governance Guidelines and principles and providing us with governance leadership;

•	identifying individuals qualified to be nominated as members of our Board;

•	overseeing director orientation and continuing education;

•	assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of related party transactions and other matters involving conflicts of interest;

•	reviewing the structure, composition and mandate of Board committees;

•	evaluating the performance and effectiveness of our Board and of our Board committees; and

•	assessing the compensation of our directors.

Our Nominating and Corporate Governance Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of our Board, committees of our Board and the contributions of individual Board members. Our Nominating and Corporate Governance Committee also takes reasonable steps to evaluate and assess, on an annual basis, directors’ performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs. The assessments will address, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board will receive and consider the recommendations from our Nominating and Corporate Governance Committee regarding the results of the evaluation of the performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs.

On the recommendation of the Nominating and Corporate Governance Committee, the Board has determined that the mix of skills for the Board should include experience in the following areas: CEO/senior executive, CPA/CFO, finance/capital markets, mergers and acquisitions, international business, corporate governance, legal and regulatory matters, consumer packaged goods/retail, and the cannabis industry. These skill considerations informed the most recent director recruiting activities.

The following matrix shows the competencies of the various nominee directors against the identified needed skills of the Board:

Director	CEO/Senior	Financial	Capital	M&A	International	Corporate	Legal and	Cannabis	CPG /
	Executive	Expertise	Markets		Business	Governance	Regulatory	Industry	Retail
Experience

Guy Beaudin	✓				✓	✓

Andrew	✓	✓	✓	✓	✓	✓	✓	✓	✓
Cockwell

Karin	✓			✓	✓	✓	✓		✓
McCaskill

Ashley	✓		✓	✓		✓		✓
McGrath

Aïda	✓				✓				✓
Moudachirou-
Rébois

Tyler Robson	✓		✓	✓	✓		✓	✓	✓

Drew Wolff	✓	✓	✓	✓	✓				✓

The following table describes each of the above-noted skills.

Skill / Experience	Description of Skill / Competency
CEO / Senior Executive Experience	Experience in strategic planning, growth, change management and transformation, risk assessment and management, human resources / compensation / talent development
Financial Expertise	CPA credentials, experience as a CFO, experience in financial accounting, reporting, internal controls, IT infrastructure and security
Capital Markets	Experience in all aspects of the financing of company operations and growth
International Business	Operating, advisory and consulting experience outside of Canada
Corporate Governance	Board experience (public, private, non-profit) and board support (e.g., corporate secretary)
Legal and Regulatory	Experience as a lawyer or consultant in corporate environments and regulated industries
Cannabis Industry	Management, board or consulting experience in or related to the cannabis industry
CPG / Retail	Experience in marketing, branding, manufacturing, operations, supply chain, distribution and logistics

Compensation Committee

Our Compensation Committee consists of three independent directors. The current members of the Compensation Committee are Ashley McGrath (Chair), Guy Beaudin and Andrew Cockwell.

Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Compensation Committee. Our Compensation Committee’s purpose is to assist our Board in:

•	the appointment, performance, evaluation and compensation of our senior executives;

•	the recruitment, development and retention of our senior executives;

•	maintaining talent management and succession planning systems and processes relating to our senior management;

•	developing compensation structure for our senior executives including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards;

•	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices; and administering the Company’s equity incentive plans.

Diversity

The Company recognizes the benefits of having a diverse Board and senior management and seeks to increase diversity both at the Board level and amongst senior management. The Company has not adopted a written policy nor does it have targets for representation relating to the identification and nomination of women, Indigenous peoples (First Nations, Inuit and Métis), persons with disabilities and members of visible minorities (collectively, the “Designated Groups”). However, the Company has plans to prepare a diversity policy.

Company wide, with regards to all employees, the Company recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity.

Board

All Board appointments are made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole, requires to be effective, with due regard for the benefits of diversity, including the level of representation of women on the Board. The Board’s mandate expressly encourages a diversity of background skills and experience and personal characteristics among the directors. As a result, while there is currently neither a documented policy nor targets relating to the identification and nomination of the Designated Groups to the Board, and the emphasis in filling Board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity will be considered favourably in the identification and selection process.

Out of the seven (7) proposed directors to be elected at the Meeting, two (2) are women, representing 29% of those nominated. One (1) of the two (2) women nominated is a member of a visible minority. There are no other directors up for election who are from other Designated Groups.

Senior Management

The Company is committed to providing equal employment opportunities to all qualified job applicants. When looking to fill senior management positions, we are adamant about including individuals from the Designated Groups in the pool of candidates and communicate that requirement at the outset in the brief that is provided to our recruitment partners. The Company’s hiring criteria always involves finding the most qualified and talented candidates, irrespective of belonging to the Designated Groups, ethnic background, gender, sexual preference or religion (amongst others). Our objective is to treat everyone equally during the hiring process and throughout their career at Valens. The Company has not adopted targets regarding the representation of the Designated Groups in senior management positions. The Company believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Company’s business objectives. As a result, our current senior management is diverse in terms of, inter alia, professional backgrounds, gender, age, and education.

Currently, the Company has three (3) women in senior management positions representing 23% of all of the Company’s senior management. There are no other senior managers who are from the other Designated Groups.

Code of Business Ethics and Conduct

Our Board has adopted a written code of business ethics and conduct (the “Code of Business Ethics and Conduct”) that applies to all of our directors, officers and employees. The objective of the Code of Business Ethics and Conduct is to provide guidelines for maintaining our and our subsidiaries integrity, reputation, honesty, objectivity and impartiality. The Code of Business Ethics and Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour. As part of the Code of Business Ethics and Conduct, any person subject to the Code of Business Ethics and Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board will have ultimate responsibility for the stewardship of the Code of Business Ethics and Conduct and it will monitor compliance through our Nominating and Corporate Governance Committee.

A copy of the Code of Business Ethics and Conduct may be obtained at https://thevalenscompany.com/investors/corporate-governance/.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than the indebtedness to certain officers of the Company set out below, no individual who is, or at any time during Fiscal 2021 was, a director or officer of the Company, a Nominee for election as a director of the Company, or any associate of any one of the foregoing persons is, or at any time since the beginning of Fiscal 2021 has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which constitute routine indebtedness) or was indebted to another entity, where such indebtedness is, or was at any time during Fiscal 2021, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. For the purposes of this paragraph, “support agreement” includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower. In Fiscal 2020, loans were extended to certain officers of the Company in order to assist in the payment of withholding taxes associated with share-based compensation (the “Loans”). The largest amounts outstanding under such Loans during Fiscal 2021 for each such officer are as follows: (i) $244,629 owed by Chantel Popoff, (ii) $242,834 owed by Chris Buysen (Mr. Buysen is no longer with the Company as of November 30th, 2021), (iii) $254,633 owed by Everett Knight and (iv) $157,500 owed by Tyler Robson. The Loans were repaid in full in Fiscal 2021.

MANAGEMENT CONTRACTS

No management functions of the Company and its subsidiaries are performed to any substantial degree by persons other than the directors and executive officers of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN BUSINESS OF MEETING

No (i) director or executive officer of the Company who has held such position at any time since the beginning of Fiscal 2021; (ii) nominee for election as a director of the Company; or (iii) associate or affiliate of a person in (i) or (ii), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than in connection with the election of directors and those directors and executive officers having an interest in the resolutions regarding approval of the LTIP, as such persons are eligible to participate in such plan. Please see “Business of Meeting – Election of Directors”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, after reasonable inquiry, other than as disclosed herein, no “informed persons” of the Company (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), nor any Nominee for election as director hereof, nor any person who beneficially owns, directly or indirectly, Common Shares carrying more than ten percent (10%) of the voting rights attached to the issued Common Shares, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of Fiscal 2021 or in any proposed transaction which has materially affected the Company or would materially affect the Company, or any of its subsidiaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares, of which, as at the Record Date, there were 80,621,300 Common Shares issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue an unlimited number of preferred shares, of which, as at the Record Date, there are no preferred shares outstanding. No other voting securities are issued and outstanding as of the Record Date.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of voting securities of the Company.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s comparative financial statements and related Management Discussion and Analysis for the Fiscal 2021.

The following documents are incorporated by reference in this management proxy circular and are available on our website at www.thevalenscompany.com and on SEDAR at www.sedar.com.

•	the comparative financial statements for Fiscal 2021, together with the accompanying auditors’ report;

•	any interim financial statements that were filed after the Fiscal 2021 Financial Statements; and

•	the Company’s management’s discussion and analysis related to the above financial statements.

Readers may also ask the Company for a copy of the above documents at no charge. Please write to Investor Relations at 96 Spadina Avenue, Suite 400, Toronto ON, M5V 2J6, or e-mail info@thevalenscompany.com.

Additional information relating to the Company and its business activities is available on SEDAR at www.sedar.com. Information not contained in the documents listed above that is contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

APPROVAL

The contents of this Circular and the sending thereof to Shareholders, directors and the auditors of the Company, have been approved by the Board.

DATED at Toronto, Ontario this 5th day of July, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Jeff Fallows”

Jeff Fallows

President